Exhibit 12.1
AMKOR TECHNOLOGY, INC.
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	Year Ended December 31,
	2013	2012	2011	2010	2009
	(In thousands)
Earnings
Income before taxes and equity in earnings of unconsolidated affiliate	$123,987	$54,111	$93,134	$244,724	$124,150
Interest expense	103,027	94,280	82,869	96,340	110,747
Amortization of deferred debt issuance costs and premiums	2,880	3,663	3,737	4,505	4,649
Interest portion of rent (1)	7,947	4,386	5,020	5,450	5,879
	$237,841	$156,440	$184,760	$351,019	$245,425
Fixed Charges
Interest expense	$103,027	$94,280	$82,869	$96,340	$110,747
Capitalized interest	1,740	—	—	—	—
Amortization of debt issuance costs and premiums	2,880	3,663	3,737	4,505	4,649
Interest portion of rent (1)	7,947	4,386	5,020	5,450	5,879
	$115,594	$102,329	$91,626	$106,295	$121,275
Ratio of earnings to fixed charges	2.1	1.5	2.0	3.3	2.0

(1)	Represents one-third of total rent expense which we believe is a reasonable estimate of the interest component of rent expense.